

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 16, 2008

Mr. Colin Baird
Chief Financial Officer
Australian Forest Industries
4/95 Salmon Street
Port Melbourne, Victoria, Australia 3207

       Re: Australian Forest Industries
              Form 10-KSB for the Year Ended December 31, 2007
              Form 10-QSB for the period ended March 31, 2008
              File No. 000-25909

Dear Mr. Baird:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief